U.S. Securities and Exchange Commission
                              Washington, DC 20549

                           ---------------------------

                                  Schedule 13G

                           ---------------------------

                    Under the Securities Exchange Act of 1934



                              Omnipoint Corporation
                                (name of issuer)


                                  Common Stock
                         (title of class of securities)


                                    68212D102
                                 (CUSIP number)

CUSIP NO.  68212D102

1       NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
        PERSON
        Douglas G. Smith

2       CHECK THE APPROPRIATE BOX OF A MEMBER OF A GROUP*
                                                                   (a)    [   ]
                                                                   (b)    [   ]

3       SEC USE ONLY



4       CITIZENSHIP OR PLACE IF ORGANIZATION
        United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5        SOLE VOTING POWER
         10,162,431

6        SHARED VOTING POWER
         1,180,569

7        SOLE DISPOSITIVE POWER
         10,162,431

8        SHARED DISPOSTIVE POWER
         1,180,569

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11,343,000

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*   [   ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        17.55%

12      TYPE OF REPORTING PERSON*
        IN

Item 1. (a)    Name of Issuer
                             Omnipoint Corporation

               (b)    Address of Issuer's Principal Executive Offices
                             2000 North 14th Street, Suite 550
                             Arlington, VA 22201

Item 2. (a)    Name of Person Filing
                             Douglas G. Smith

               (b)   Address of Principal Business Office or, if none, Residence
                             1200 North Veitch Street
                             Arlington, VA 22201

               (c)   Citizenship
                             United States

               (d)   Title of Class of Securities
                             Common Stock

               (e)   CUSIP Number
                             68212D102

Item 3. The Reporting Person is not filing this information statement pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4. Ownership

               (a) As of December 31, 1996, the Reporting Person beneficially owns an aggregate of 11,343,000 shares of Common Stock of Omnipoint Corporation. The 11,343,000 shares include 31,720 shares owned by the Reporting Person's minor children, 8,968,000 shares held by Advance Capital which is a sole proprietorship, and 1,180,569 shares held in a trust. The Reporting Person does not exercise voting or investment power over, and disclaims beneficial ownership of, the shares held in the trust. The Reporting Person has voting and investment power with respect to the other shares.

               (b) The 11,343,000 shares of Common Stock beneficially owned by the Reporting Person constitute 22.2% of the total number of shares outstanding as of the end of the fiscal year of 1996.

               (c)    Number of shares as to which such person has:
                    (i) sole  power to vote or to direct  the  vote:  10,162,431 shares
                    (ii)shared  power to vote or to direct  the vote:  1,180,569 shares
                    (iii) sole power to dispose or to direct the disposition of:
                        10,162,431 shares
                    (iv)shared  power to dispose  or to direct  the  disposition of: 1,180,569 shares

Item 5.        Ownership of Five Percent or Less of a Class

               N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        Advance Capital is a sole proprietorship which holds 8,968,000 shares of Common Stock of Omnipoint Corporation. The Reporting Person has the voting and investment power with respect to these securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company

               N/A

Item 8.        Identification and Classification of Members of the Group

               N/A

Item 9.        Notice of Dissolution of Group

               N/A

Item 10.       Certification

                  N/A
                                    Signature

        After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:  February ___, 1997



                                                  By:     /s/ Douglas G. Smith
                                                         Douglas G. Smith